

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION
As of February 28, 2018

The principal balances and results accumulated for the period ending February 2018 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	1,383,605
Interbank loans, net	47,462
Loans and accounts receivables from customers, net	27,081,911
Total investments	2,925,137
Financial derivative contracts	2,574,567
Other asset items	2,216,193
Total assets	**36,228,875**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	7,652,801
Time deposits and other time liabilities	12,278,927
Financial derivative contracts	2,501,831
Issued debt instruments	7,394,355
Other liabilities items	3,226,939
Total equity	3,174,022
Total liabilities	**36,228,875**

Equity attributable to:	
Equity holders of the Bank	3,131,534
Non-controlling interest	42,488

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	227,021
Net fee and commission income	47,556
Result from financial operations	11,880
Total operating income	**286,457**
Provision for loan losses	(47,747)
Support expenses	(113,672)
Other results	(2,684)
Income before tax	**122,354**
Income tax expense	(25,852)
Net income for the period	**96,502**

Attributable to:	
Equity holders of the Bank	95,833
Non-controlling interest	669

FELIPE CONTRERAS FAJARDO
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer

Santander



BANCO SANTANDER CHILE Y AFILIADAS

INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de febrero de 2018

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de febrero de 2018 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.383.605
Adeudado por bancos	47.462
Créditos a clientes totales	27.081.911
Inversiones totales	2.925.137
Contratos de derivados financieros	2.574.567
Otros rubros del activo	2.216.193
Total Activos	**36.228.875**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	7.652.801
Depósitos y otras captaciones a plazo	12.278.927
Contratos de derivados financieros	2.501.831
Instrumentos de deuda emitidos	7.394.355
Otros rubros del pasivo	3.226.939
Total patrimonio	3.174.022
Total Pasivos	**36.228.875**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.131.534
Interés no controlador	42.488

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	227.021
Ingreso neto de comisiones	47.556
Resultado de operaciones financieras	11.880
Total ingresos operacionales	**286.457**
Provisiones por riesgo de crédito	(47.747)
Gastos de apoyo	(113.672)
Otros resultados	(2,684)
Resultado antes de impuesto	**122.354**
Impuesto a la renta	(25.852)
Utilidad consolidada del period	**96.502**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	95.833
Interés no controlador	669

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

Santander

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

Santander